Item 1

[Logo] Companhia
       Vale do Rio Doce
                                                                  Press Release


          Approval of Acquisition of CAEMI by the European Commission

Rio de Janeiro, October 31, 2001 - Regarding news released by the press about statements attributed to CVRD's CEO, Roger Agnelli, about movements that will follow the approval given by the European Commission of the acquisition of Caemi Mineracao e Metalurgia S.A. (Caemi), CVRD would like to inform that:

o CVRD and Mitsui & Co. Ltd. (Mitsui) will acquire Caemi, and will jointly control it. Each one will own 50% of the common shares of Caemi.

o Once the transaction gets concluded, the percentage of Caemi preferred shares owned by CVRD and Mitsui might be equally equalized in 50% for each one, through the acquisition by CVRD of Caemi shares owned by Mitsui.

o Yet the delisting of Caemi was not considered. Therefore, there is no decision about this issue as well as about the acquisition of Caemi preferred shares from minority shareholders.

o First of all, CVRD and Mitsui are going to conclude the acquisition of the Caemi common shares from its current controlling shareholders.





-------------------------------------------------------------------------------
                                        Forfurther information, please contact:
                 Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                             Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                            Barbara Geluda: geluda@cvrd.com.br +55-21-3814-4557
                           Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946

This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.